YSMD, LLC

(A Delaware Series LLC)

Consolidated and Consolidating Financial Statements

As of December 31, 2024, and 2023, for the years then ended

To the Members of
YSMD LLC
Lewes, Delaware

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of YSMD, LLC (the "Company") on a consolidated basis, which comprise the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements. We have audited the accompanying financial statements of each listed Series of the Company, which comprise each listed Series' balance sheets as of December 31, 2024 and 2023, the related statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended for each listed Series, and the related notes to each listed Series' financial statements.

In our opinion, the consolidated financial statements and each Series' financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, the financial position of each listed Series as of December 31, 2024 and 2023, the results of the Company's consolidated operations and its cash flows for the years then ended, and the results of each listed Series' operations and cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and Each Series' Financial Statements section of our report. We are required to be independent of the Company and each listed Series and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's and Each Listed Series' Ability to Continue as a Going Concern

The accompanying consolidated financial statements and each listed Series' financial statements have been prepared assuming that the Company and each listed Series will continue as a going concern. As described in Note 5 to the consolidated financial statements, the Company and each listed Series has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of December 31, 2024. These factors, among others, raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The consolidated financial statements and each listed Series' financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements and Each Series' Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements and each listed Series' financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements and each listed Series' financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern within one year after the date that the consolidated financial statements and each listed Series' financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and Each Series' Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole as of December 31, 2024 and 2023 and for the years then ended, and each listed Series' financial statements as of December 31, 2024 and 2023 and for the years then ended, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements and each listed Series' financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements and each listed Series' financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control or each listed Series' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements and each listed Series' financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
April 25, 2025

INDEX **Page**

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2024
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	YSMD Series Buttonwood 21-2 LLC	YSMD Series 33 Mine Street LLC	YSMD Series 150 Panoramic Way LLC	Elimination	Consolidated Total - YSMD, LLC
ASSETS									
Current assets:									
Cash	$ -	$ 21,887	$ 5,990	$ 4,565	$ 5,253	$ 5,682	$ 124	$ -	$ 43,501
Subscriptions receivable	-	4,150	6,380	4,075	11,715	65,450	105,080	-	196,850
Deposit	-	31,000	-	-	-	-	-	-	31,000
Interest receivable, related party	-	16,856	3,372	5,287	-	-	-	-	25,515
Due from related party	-	125,412	9,250	92,321	-	-	-	(81,250)	145,733
Loans to related party	-	350,000	70,000	190,000	-	-	-	-	610,000
Deferred offering costs	-	77,521	25,000	25,000	2,500	2,500	15,000	-	147,521
Total current assets	-	**626,826**	**119,992**	**321,248**	**19,468**	**73,632**	**120,204**	**(81,250)**	**1,200,120**
Investment properties:									
Real estate purchase deposit	-	452,609	82,500	210,323	12,000	65,000	-	-	822,432
Less: Accumulated depreciation	-	-	-	-	-	-	-	-	-
Total investment properties at cost, net	-	**452,609**	**82,500**	**210,323**	**12,000**	**65,000**	-	-	**822,432**
Total Assets	$ -	**$ 1,079,435**	**$ 202,492**	**$ 531,571**	**$ 31,468**	**$ 138,632**	**$ 120,204**	**$ (81,250)**	**$ 2,022,552**
LIABILITIES AND MEMBERS' EQUITY									
Current liabilities:									
Accounts payable	$ -	$ 18,540	$ 1,916	$ 2,721	$ 138	$ 811	$ 556	$ -	$ 24,682
Due to related parties	-	59,013	28,250	32,000	3,000	17,500	23,750	(81,250)	82,263
Total current liabilities	-	77,553	30,166	34,720	3,138	18,311	24,306	(81,250)	106,944
Long-term liabilities:									
Mortgage payable	-	-	-	-	-	-	-	-	-
Total long-term liabilities	-	-	-	-	-	-	-	-	-
Total liabilities	-	**77,553**	**30,166**	**34,720**	**3,138**	**18,311**	**24,306**	**(81,250)**	**106,944**
Members' equity:									
Members' contributions	-	1,342,951	229,241	554,799	28,827	136,546	105,080	-	2,397,444
Accumulated deficit	-	(341,069)	(56,915)	(57,948)	(497)	(16,225)	(9,182)	-	(481,836)
Total members' equity	-	**1,001,882**	**172,326**	**496,851**	**28,330**	**120,321**	**95,898**	-	**1,915,608**
Total Liabilities and Members' Equity	$ -	**$ 1,079,435**	**$ 202,492**	**$ 531,571**	**$ 31,468**	**$ 138,632**	**$ 120,204**	**$ (81,250)**	**$ 2,022,552**

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2023
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Elimination	Consolidated Total - YSMD, LLC
ASSETS						
Current assets:						
Cash	$ -	$ 84,341	$ 1,686	$ 1,562	$ -	$ 87,589
Subscriptions receivable	-	712,742	157,084	117,065	-	986,891
Due from related party	-	64,587	-	61,834	(46,000)	80,421
Deferred offering costs	-	77,520	25,000	25,000	-	127,520
Total current assets	-	**939,190**	**183,770**	**205,461**	**(46,000)**	**1,282,421**
Investment properties:						
Investment properties at cost:	-	-	-	-	-	-
Less: accumulated depreciation	-	-	-	-	-	-
Total investment properties at cost, net	-	-	-	-	-	-
Total Assets	**$ -**	**$ 939,190**	**$ 183,770**	**$ 205,461**	**$ (46,000)**	**$ 1,282,421**
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)						
Current liabilities:						
Accounts payable	$ -	$ 3,479	$ 700	$ 532	$ -	$ 4,711
Due to related parties	-	47,778	60,247	45,246	(46,000)	107,271
Total current liabilities	-	51,257	60,947	45,778	(46,000)	111,982
Long-term liabilities:						
Mortgage payable	-	-	-	-	-	-
Total long-term liabilities	-	-	-	-	-	-
Total liabilities	-	**51,257**	**60,947**	**45,778**	**(46,000)**	**111,982**
Members' equity (deficit):						
Members' contributions	-	1,066,797	157,100	178,854	-	1,402,751
Accumulated deficit	-	(178,864)	(34,277)	(19,171)	-	(232,312)
Total members' equity / (deficit)	-	887,933	122,823	159,683	-	1,170,439
Total Liabilities and Members' Equity / (Deficit)	**$ -**	**$ 939,190**	**$ 183,770**	**$ 205,461**	**$ (46,000)**	**$ 1,282,421**

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	YSMD Series Buttonwood 21-2 LLC	YSMD Series 33 Mine Street LLC	YSMD 150 Panoramic Way LLC	Consolidated Total - YSMD, LLC
Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Operating expenses:								
Advertising and marketing	-	3,694	-	-	-	-	-	3,694
General and administrative	-	104,892	15,375	22,916	128	14,153	8,300	165,764
Total expenses	-	108,586	15,375	22,916	128	14,153	8,300	169,458
Operating loss	-	108,586	15,375	22,916	128	14,153	8,300	169,458
Other income (expenses)								
Interest income, related party	-	16,897	3,392	5,306	2	3	1	25,601
Total other income	-	16,897	3,392	5,306	2	3	1	25,601
Net loss	$ -	$ (91,689)	$ (11,983)	$ (17,610)	$ (126)	$ (14,150)	$ (8,299)	$ (143,857)
Weighted average membership interests	N/A	251,115	41,314	86,836	1,233	5,496	2,451	N/A
Loss per membership interest	N/A	$ 0.37	$ 0.29	$ 0.20	$ 0.10	$ 2.57	$ 3.39	N/A

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Consolidated Total - YSMD, LLC
Revenue	$ -	$ -	$ -	$ -	$ -
Operating expenses:					
General and administrative	-	113,417	32,862	17,801	164,080
Total expenses	-	113,417	32,862	17,801	164,080
Net loss	$ -	$ (113,417)	$ (32,862)	$ (17,801)	$ (164,080)
Weighted average membership interests	N/A	95,550	5,523	6,655	N/A
Loss per membership interest	N/A	$ 1.19	$ 5.95	$ 2.67	N/A

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS' EQUITY / (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	YSMD Series Buttonwood 21-2 LLC	YSMD Series 33 Mine Street LLC	YSMD Series 150 Panoramic Way LLC	Consolidated Total - YSMD, LLC
Balance as of December 31, 2022	$ -	$ (17,366)	$ -	$ -	$ -	$ -	$ -	$ (17,366)
Members' contributions	-	1,042,047	157,100	178,854	-	-	-	1,378,001
Distributions	-	(23,331)	(1,415)	(1,370)	-	-	-	(26,116)
Net loss	-	(113,417)	(32,862)	(17,801)	-	-	-	(164,080)
Balance as of December 31, 2023	$ -	$ 887,933	$ 122,823	$ 159,683	$ -	$ -	$ -	$ 1,170,439
Members' contributions from Regulation A	-	286,565	74,890	379,741	29,050	137,315	-	907,561
Offering costs for Regulation A	-	(10,411)	(2,749)	(3,797)	(223)	(769)	-	(17,949)
Members' contributions from Regulation Crowdfunding	-	-	-	-	-	-	105,080	105,080
Offering costs for Regulation Crowdfunding	-	-	-	-	-	-	-	-
Distributions to members	-	(70,516)	(10,655)	(21,166)	(371)	(2,075)	(883)	(105,666)
Net loss	-	(91,689)	(11,983)	(17,610)	(126)	(14,150)	(8,299)	(143,857)
Balance as of December 31, 2024	$ -	$ 1,001,882	$ 172,326	$ 496,851	$ 28,330	$ 120,321	$ 95,898	$ 1,915,608
Number of membership interests	-	270,672	46,398	111,719	5,810	27,463	21,016	N/A

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	YSMD Series Buttonwood 21-2 LLC	YSMD Series 33 Mine Street LLC	YSMD Series 150 Panoramic Way LLC	Elimination	Consolidated Total - YSMD, LLC
Cash flows from operating activities:									
Net loss	$ -	$ (91,689)	$ (11,983)	$ (17,610)	$ (126)	$ (14,150)	$ (8,299)	$ -	$ (143,857)
Adjustments to reconcile net loss to net cash provided by (used in) operation:									
Accrued interest income	-	(16,856)	(3,372)	(5,287)	-	-	-	-	(25,515)
Expenses incurred with related parties and charged to related party payable		9,213	-	-	2,500	16,500	23,250	(28,250)	23,213
Changes in operating assets and liabilities:									
Deposit	-	(31,000)	-	-	-	-	-	-	(31,000)
Accounts payable	-	11,467	970	-	-	-	-	-	12,437
Net cash provided by (used in) operating activities	-	(118,865)	(14,385)	(22,897)	2,374	2,350	14,951	(28,250)	(164,722)
Cash flows from investing activities:									
Real estate purchase deposit	-	(452,609)	(82,500)	(210,323)	(12,000)	(65,000)	-	-	(822,432)
Cash paid for advances to related parties	-	(35,250)	-	-	-	-	-	35,250	-
Net cash provided by (used in) investing activities	-	(487,859)	(82,500)	(210,323)	(12,000)	(65,000)	-	35,250	(822,432)
Cash flows from financing activities:									
Proceeds from Regulation A subscriptions	-	969,582	225,594	319,390	17,335	71,865	-	-	1,603,766
Distributions to members	-	(66,921)	(10,410)	(18,978)	(233)	(1,264)	(327)	-	(98,133)
Loans to related party	-	(350,000)	(70,000)	(190,000)	-	-	-	-	(610,000)
Offering costs for Regulation A	-	(10,411)	(2,749)	(3,797)	(223)	(769)	-	-	(17,949)
Cash received from advances from related parties	-	49,000	1,000	4,000	500	1,000	500	(7,000)	49,000
Cash repaid on advances from related parties	-	(46,979)	(42,246)	(17,246)	-	-	-	-	(106,471)
Reward shares funded by the Manager	-	-	-	142,854	-	-	-	-	142,854
Deferred offering cost charge	-	-	-	-	(2,500)	(2,500)	(15,000)	-	(20,000)
Net cash provided by (used in) financing activities	-	544,271	101,189	236,223	14,879	68,332	(14,827)	(7,000)	943,066
Net change in cash	-	(62,454)	4,304	3,003	5,253	5,682	124	-	(44,088)
Cash and cash equivalents at beginning of year	-	84,341	1,686	1,562	-	-	-	-	87,589
Cash and cash equivalents at end of year	$ -	$ 21,887	$ 5,990	$ 4,565	$ 5,253	$ 5,682	$ 124	$ -	$ 43,501
Supplemental Disclosure of Non-Cash Financing Activities									
Subscriptions due from Manager paid by due from related party under bonus share program	$ -	$ 25,575	$ -	$ 173,341	$ -	$ -	$ -	$ -	$ 198,916

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Elimination	Consolidated Total - YSMD, LLC
Cash flows from operating activities:						
Net loss	**$ -**	**$ (113,417)**	**$ (32,862)**	**$ (17,801)**	**$ -**	**$ (164,080)**
Adjustments to reconcile net loss to net cash (used in) operating activities						
Expenses paid on Series behalf by related party	-	76,278	37,247	22,246	-	135,771
Accounts payable	-	(36,605)	700	532	-	(35,373)
Net cash provided by (used in) operating activities	-	(73,744)	5,085	4,977	-	(63,682)
Cash flows from investing activities:						
Advances to related parties	-	(46,000)	-	-	46,000	-
Net cash (used in) investing activities	-	(46,000)	-	-	46,000	-
Cash flows from financing activities:						
Proceeds from subscriptions	-	335,468	16	(45)	-	335,439
Distributions	-	(19,853)	(1,415)	(1,370)	-	(22,638)
Advances from related parties	-	2,500	23,000	23,000	(46,000)	2,500
Repayments of due to related parties	-	(110,618)	-	-	-	(110,618)
Deferred offering cost charge	-	(3,412)	(25,000)	(25,000)	-	(53,412)
Net cash provided by (used in) financing activities	-	204,085	(3,399)	(3,415)	(46,000)	151,271
Net change in cash	-	84,341	1,686	1,562	-	87,589
Cash and cash equivalents at beginning of period	-	-	-	-	-	-
Cash and cash equivalents at end of period	**$ -**	**$ 84,341**	**$ 1,686**	**$ 1,562**	**$ -**	**$ 87,589**
Supplemental Disclosure of Non-Cash Financing Activities						
Subscriptions due from Manager paid by due from related party under bonus share program	$ -	$ 18,587	$ -	$ 61,834	-	$ 80,421

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD LLC
NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEARS THEN ENDED
(Audited)

NOTE 1 – NATURE OF OPERATIONS

YSMD LLC (the "Company") is a Delaware series limited liability company formed on February 2nd, 2022 under the laws of Delaware. The Company is managed by its managing member, Collab (USA) Capital LLC ("the Manager"). The Company was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or "Series", that management intends to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

YSMD Series A, LLC ("Series A") is Delaware limited liability company formed on December 12, 2022 under the laws of Delaware. YSMD Series 2340 Hilgard LLC ("Series Hilgard") is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware. YSMD Series Buttonwood 19-3 LLC ("Series Buttonwood 19-3") is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware. YSMD Series Buttonwood 21-2 LLC ("Series Buttonwood 21-2") is Delaware limited liability company formed on August 26, 2024 under the laws of Delaware. YSMD Series 33 Mine Street LLC ("Series 33 Mine") is Delaware limited liability company formed on August 26, 2024 under the laws of Delaware. YSMD Series 150 Panoramic LLC ("Series 150 Panoramic") is Delaware limited liability company formed on October 3, 2024 under the laws of Delaware.

As of December 31, 2024 and 2023, the Company and each Series have not yet commenced operations. Once the Company and each Series commence their planned principal operations, they will incur significant additional expenses. The Company and each Series are dependent upon additional capital resources for the commencement of their planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to commence the Company's and each Series' planned operations or failing to profitably operate the business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated and consolidating financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB"). The Company and each Series adopted the calendar year as its basis of reporting.

The accompanying consolidated and consolidating financial statements include the accounts of YSMD, LLC and its Series. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated and consolidating financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company and each Series have a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's and each Series' control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or

otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's and each Series' financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Subscriptions Receivable

The Company records membership interest issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to members' equity/(deficit) on the balance sheet.

For the years ended December 31, 2024 and 2023, the Company has received $286,565 and $1,042,047 of fully subscribed equity subscriptions from Series A offerings, respectively. As of December 31, 2024 and 2023, the Company had $4,150 and $712,742 in subscriptions receivable for Series A, respectively.

For the years ended December 31, 2024 and 2023, the Company has received $74,890 and $157,100 of fully subscribed equity subscriptions from Series Hilgard offerings, respectively. As of December 31, 2024 and 2023, the Company had $6,380 and $157,084 in subscriptions receivable for Series Hilgard, respectively.

For the years ended December 31, 2024 and 2023, the Company has received $379,741 and $178,854 of fully subscribed equity subscriptions from Series 19-3 Buttonwood offerings, respectively. As of December 31, 2024 and 2023, the Company had $4,075 and $117,065 in subscriptions receivable for Series Buttonwood, respectively.

For the years ended December 31, 2024 and 2023, the Company has received $29,050 and $0 of fully subscribed equity subscriptions from Series 21-2 Buttonwood offerings, respectively. As of December 31, 2024 and 2023, the Company had $11,715 and $0 in subscriptions receivable for Series Buttonwood 21-2, respectively.

For the years ended December 31, 2024 and 2023, the Company has received $137,315 and $0 of fully subscribed equity subscriptions from Series 33 Mine offerings, respectively. As of December 31, 2024 and 2023, the Company had $65,450 and $0 in subscriptions receivable for Series 33 Mine, respectively.

For the years ended December 31, 2024 and 2023, the Company has received $105,080 and $0 of fully subscribed equity subscriptions from Series 150 Panoramic offerings, respectively. As of December 31, 2024 and 2023, the Company had $105,080 and $0 in subscriptions receivable for Series 150 Panoramic, respectively.

Investment Properties

Investment properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate Impairment

The Company and each Series review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows

are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of demand, competition, and other economic factors. The Company and each Series had no impairment of real estate assets as of December 31, 2024 and 2023.

Deferred Offering Costs

The Company and each Series comply with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below. The Company and each Series will reimburse the Manager for series offering expenses actually incurred in an amount up to 3% of gross offering proceeds, which the Company and each Series expect to allocate among all Series, including those created in the future, with commissions allocated directly to the Series Interests being sold in the offering. As of December 31, 2024, the Manager has deferred $147,521 in offering expenses. As each offering is ongoing as of December 31, 2024, the deferred offering costs have not yet been charged to members' equity/(deficit). As of December 31, 2023, the Manager has incurred $127,520 in offering expenses which $10,000 was included in due to related parties. As each offering is ongoing as of December 31, 2023, the deferred offering costs have not yet been charged to members' equity/(deficit).

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and December 31, 2023.

Revenue Recognition

Revenues are generated at the series level. Rental revenue, net of concessions, will be recognized on a straight-line basis over the term of the lease.

The Company and each Series adopted ASU 2014-09*, Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company and each Series determine revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company and each Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company and each Series do not adjust the transaction price for the effects of a significant financing component if, at contract inception.

Expense Allocations

The Company and each Series are responsible for the costs and expenses attributable to the activities of the Series. Expenses will be allocated to the Series following an expense allocation policy determined and directed by the managing member.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company and each Series are limited liability companies, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated and consolidating financial statements.

The Company and each Series use the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated and consolidating financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Earnings/(Loss) per Membership Interest

Upon completion of an offering, each Series complies with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated and consolidating financial statements.

NOTE 3 – MEMBERS’ EQUITY / (DEFICIT)

The Company is managed by Collab (USA) Capital LLC, a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

The Manager shall, as of the completion of the initial offering of a Series' interests, hold at least 5% of the Series' interests.

Pursuant to the operating agreement, the Manager will receive fees and expense reimbursements for services relating to the Company's offering, investment management, and management of properties.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. Amounts available for distribution following liquidation of a series will be distributed first ratably to such Series' interest holders until 100% of the capital contributions are returned, and then 20% to the managing member and 80% to the Series' interest holders. Distributions are recorded as they are declared and recorded to distributions payable until payment is made, which the Company and each Series includes in accounts payable on the consolidated and consolidating balance sheets.

During the year ended December 31, 2024, members' contributions from Regulation A amounted to $260,990 to the Company from Series A's offerings by issuing 52,198 units at $5 per unit. The Company also issued 5,115 reward shares with a value of $25,575, which are purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering. During the year ended December 31, 2024, members' contributions from Regulation A amounted to $74,890 to the Company from Series Hilgard's offerings by issuing 14,978 units at $5 per unit. During the year ended December 31, 2024, members' contributions from Regulation A totaled $206,400 to the Company from Series Buttonwood 19-3's offerings by issuing 41,280 units at $5 per unit. The Company also issued 34,668 reward shares with a value of $173,341, which are purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering. During the year ended December 31, 2024, members' contributions from Regulation A amounted to $29,050 to the Company from Series Buttonwood 21-2's offerings by issuing 5,810 units at $5 per unit. During the year ended December 31, 2024, members' contributions from Regulation A amounted to $137,315 to the Company from Series 33 Mine's offerings by issuing 27,463 units at $5 per unit.

During the year ended December 31, 2024, members' contributions from Regulation Crowdfunding amounted to $105,080 to the Company from Series 150 Panorama's offerings by issuing 21,016 units at $5 per unit.

During the year ended December 31, 2024, the Company incurred Regulation A offering costs of $10,411 for Series A's offerings, 2,749 from Series Hilgard's offerings, $3,797 from Series Buttonwood 19-3 offerings, $223 from Series Buttonwood 21-2 offerings, and $769 from Series 33 Mine offerings. The offering costs are net against member's contributions.

During the year ended December 31, 2023, members' contributions amounted to $1,023,460 to the Company from Series A's offerings by issuing 204,692 units at $5 per unit. The Company also issued 3,717 reward shares with a value of $18,587, which are purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering. During the year ended December 31, 2023, members' contributions amounted to $157,100 to the Company from Series Hilgard's offerings by issuing 31,420 units at $5 per unit. During the year ended December 31, 2023, members' contributions totaled $117,020 to the Company from Series Buttonwood 19-3's offerings by issuing 23,404 units at $5 per unit. The Company also issued 12,367 reward shares with a value of $61,834, which are purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering.

As of December 31, 2024, the Company had $1,342,951 of members' contributions from Series A's offerings and total 270,672 units issued, the Company had $229,241 of members' contributions from Series Hilgard's offerings and total 46,398 units issued, the Company had $554,799 of members' contributions from Series Buttonwood 19-3's offerings and total 111,719 units issued, the Company had $28,827 of members' contributions from Series Buttonwood 21-2's offerings and total 5,810 units issued, the Company had $136,546 of members' contributions from

Series 33 Mine's offerings and total 27,463 units issued, and the Company had $105,080 of members' contributions from Series 150 Panoramic offerings and total 21,016 units issued.

The debts, obligations, and liabilities of the Company and each Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company and each Series, and no member of the Company or a Series is obligated personally for any such debt, obligation, or liability.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Manager will receive from each Series an asset management fee, payable quarterly in arrears, equal to 0.5% of asset value as of the last day of the immediately preceding quarter.

The Company entered into an agreement with its Manager where as compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of gross receipts on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income.

The Company entered into an agreement with its Manager where upon the disposition and sale of a Series property, each Series will pay to the Manager a property disposition fee equal to 2% of the disposition price that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a Series will range from 6-7% of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

If a Series raises the maximum offering amount, each Series will pay to the Manager a sourcing fee up to 5% of the contractual purchase price of the relevant property acquired by the Series.

Each Series will pay a renovation and management fee, as applicable, to the Manager equal to 5.5% of the total capital improvements costs for renovation management.

Each Series is to reimburse the Manager for offering costs incurred on its behalf of up to 3% of the offering proceeds.

Due from (to) Related Parties

Related party receivable including interest receivable from Collab USA totaled $161,998 as of December 31, 2024 and $80,421 as of December 31, 2023, respectively. The receivable was $136,483 as of December 31, 2024 and $80,421 as of December 31, 2023, respectively, from the bonus shares purchased by the Manager for investors meeting criteria of the Company's bonus share program on this offering and $25,515 as of December 31, 2024 and $0 as of December 31, 2023, respectively, from accrued interest on loans.

Related party receivable from 2340 Hilgard Avenue LLC ("2340 Hilgard") totaled $9,250 as of December 31, 2024 and $0 as of December 31, 2023, respectively.

Related party payable totaled $82,263 as of December 31, 2024, of which $46,068 was due to Collab CA LLC ("Collab CA"), $17,194 due to 1742 Spruce Street LLC ("1742 Spruce"), $5,000 due to 19-21 Buttonwood (DE) LLC ("19-21 Buttonwood") and $14,000 due to 33 Mine Street LLC, respectively. As of December 31, 2024, Series A had advanced $24,000 to Series Hilgard, $27,000 to Series Buttonwood 19-3, $3,500 to Series 33 Mine, $3,000 to Series Buttonwood 21-2, $23,750 to Series 150 Panoramic, and which were eliminated in consolidation.

Related party payable totaled $107,271 as of December 31, 2023, which $67,021 was payable to Collab CA, $1,500 was payable to 1742 Spruce, $19,750 was payable to 2340 Hilgard and $19,000 was payable to 19-21 Buttonwood (DE) LLC. As of December 31, 2023, Series A has advanced $23,000 to Series Hilgard and $23,000 to Series Buttonwood 19-3, which were eliminated in consolidation.

The reimbursement to the Manager for offering costs will be up to 3% of the asset value. Each of Collab USA, SEZ-US-1-2020 Irrevocable Trust, Collab CA, 1742 Spruce, 2340 Hilgard and 19-21 Buttonwood (DE) LLC is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

Loan to Related Parties

On January 22, 2024, Series A loaned $350,000 to Collab (USA) Capital LLC (the "Manager" or "Collab USA"), the Company's managing member; Series Hilgard loaned $70,000 to Collab USA and Series Buttonwood 19-3 loaned $60,000 to Collab USA. On August 20, 2024, Series Buttonwood 19-3 loaned additional $130,000 to Collab USA. These loans bear interest of 5% per annum and are due by demand. For the year ended December 31, 2024, the Company accrued a total of $25,515 of interest income due from Collab USA, of which $16,856 was due to Series A, $3,372 due to Series Hilgard and $5,287 due to Series Buttonwood 19-3, all of which was outstanding and included in interest receivable as of December 31, 2024.

Real Estate Purchase Deposit

As of December 31, 2024, the Company made a total of $822,432 deposits to SEZ-US-1-2020 Irrevocable Trust as advance payment for the purchase of real estate assets, of which $452,609 was advanced from Series A, $82,500 advanced from Series Hilgard, $210,323 advanced from Series Buttonwood 19-3, $12,000 advanced from Series Buttonwood 21-2, $65,000 advanced from Series 33 Mine, respectively.

NOTE 5 – GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each Series have a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of December 31, 2024 and 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's and each Series' ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 25, 2025, the date the consolidated and consolidating financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated and consolidating financial statements.

Closing of Funds

Subsequent to the year-end, the Company closed on the sale of 15,698 Series 33 Mine Interests under Regulation A, receiving $78,490 of gross proceeds in April 2025, and closed on the sale of 24,338 Series 150 Panoramic Interests under Regulation CF, receiving $121,690 of gross proceeds in April 2025.

150 PANORAMIC WAY LLC

Audited Financial Statements
As of December 31, 2024 and 2023, for the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023

To the Managing Member of
150 Panoramic Way LLC
Sacramento, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of 150 Panoramic Way LLC (the "Company") which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 8 to the financial statements, the Company has an accumulated deficit of $977,030, has generated a loss of $31,413 for the year ended December 31, 2024, and has limited liquid assets to satisfy its obligations as they come due with cash of $47,081 against current liabilities of $1,480,520 as of December 31, 2024. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
July 29, 2025

150 PANORAMIC WAY LLC
BALANCE SHEETS
As of December 31, 2024 and 2023
(Audited)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 47,081	$ 15,379
Due from related party	10,059	-
Prepaid expenses	10,617	-
Purchase deposit	1,790,000	-
Total current assets	**1,857,757**	**15,379**
Real estate assets:		
Building and building improvement	1,086,604	1,058,759
Land	415,000	415,000
Accumulated depreciation	(54,909)	(12,969)
Total real estate assets	**1,446,695**	**1,460,790**
Total assets	**$ 3,304,452**	**$ 1,476,169**
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable	$ 5,106	$ 723
Due to related party	97,722	72,452
Interest payable	5,376	-
Unearned revenue	278	8,140
Security deposit	12,830	11,530
Loan payable, related party	1,350,000	-
Current portion of mortgage payable	9,208	-
Total current liabilities	**1,480,520**	**92,845**
Long-term liabilities:		
Mortgage payable, net of current portion	883,581	-
Total long-term liabilities	**883,581**	**-**
Total liabilities	**2,364,101**	**92,845**
Member's equity:		
Member's capital	1,917,381	1,432,381
Accumulated deficit	(977,030)	(49,057)
Total member's equity	**940,351**	**1,383,324**
Total liabilities and member's equity	**$ 3,304,452**	**$ 1,476,169**

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

150 PANORAMIC WAY LLC
STATEMENTS OF OPERATIONS
For the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023
(Audited)

	2024	2023
Rental income	**$ 151,135**	**$ 17,358**
Operating expenses:		
Property taxes	29,271	4,481
Utilities	11,348	2,238
General and administrative	5,352	6,300
Advertising and marketing	200	4,018
Repair and maintenance	8,395	406
Professional fees	1,500	300
Property management fees	15,120	1,511
Property acquisition fee	-	27,500
Renovation management fees	55,914	6,692
Depreciation	41,940	12,969
Total operating expenses	**169,040**	**66,415**
Loss from operations	**(17,905)**	**(49,057)**
Other income (expense), net		
Other income	422	-
Interest expense	(13,930)	-
Total other income (expense), net	(13,508)	-
Net loss	**$ (31,413)**	**$ (49,057)**

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

150 PANORAMIC WAY LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023
(Audited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of August 11, 2023 (Inception)	$ -	$ -	$ -
Contributions	1,432,381	-	1,432,381
Net loss	-	(49,057)	(49,057)
Balance as of December 31, 2023	$ 1,432,381	$ (49,057)	$ 1,383,324
Contributions	485,000	-	485,000
Distributions	-	(896,560)	(896,560)
Net loss	-	(31,413)	(31,413)
Balance as of December 31, 2024	**$ 1,917,381**	**$ (977,030)**	**$ 940,351**

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

150 PANORAMIC WAY LLC
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023
(Audited)

	2024	2023
Cash flows from operating activities:		
Net loss	$ (31,413)	$ (49,057)
Adjustments to reconcile net loss to net cash provided by (used in) operations:		
Depreciation	41,940	12,969
Amortization of loan discount	191	
Expenses incurred with related parties and charged to related party payables	54,311	39,907
Loan financing costs capitalized	16,494	-
Changes in operating assets and liabilities:		
Prepaid expenses	(10,617)	-
Accounts payable	9,759	723
Unearned revenue	(7,862)	8,140
Net cash provided by (used in) operating activities	**72,803**	**12,682**
Cash flows from investing activities:		
Purchase of building and land	-	(1,390,102)
Renovation costs of building	(27,845)	(83,657)
Cash paid for advances to related parties	(116,100)	-
Cash received in repayment of advances to related parties	56,000	-
Purchase deposits	(1,790,000)	-
Security deposit	1,300	11,530
Net cash used in investing activities	**(1,876,645)**	**(1,462,229)**
Cash flows from financing activities:		
Cash received from advances from related parties	26,000	32,545
Cash repaid on advances from related parties	(30,000)	-
Proceeds from loan payable, related party	1,350,000	-
Proceeds from mortgage loan	877,778	-
Repayment of mortgage loan	(1,674)	-
Capital contributions	510,000	1,432,381
Distributions	(896,560)	-
Net cash provided by financing activities	**1,835,544**	**1,464,926**
Net change in cash and cash equivalents	**31,702**	**15,379**
Cash and cash equivalents at beginning of the period	15,379	-
Cash and cash equivalents at end of the year	**$ 47,081**	**$ 15,379**
Supplement disclosure of cash flow information:		
Cash paid for interest	**$ 4,344**	**$ -**
Cash paid for taxes	**$ -**	**$ -**
Supplemental disclosure on non-cash financing activity		
Member's contributions reclassed as due from (to) related party	**$ 25,000**	**$ -**

See accompanying notes to the financial statements, which are an integral part of these financial statements.

150 PANORAMIC WAY LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2024 and 2023, for the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023
(Audited)

NOTE 1 – NATURE OF OPERATIONS

150 Panoramic Way LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in California on August 11, 2023. The Company was formed to own 150 Panoramic Way, a 9-bedroom student housing property located in Berkeley, CA. The Company is managed by Collab CA LLC on behalf of its sole member, YRQ Irrevocable Trust.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or "Series", that management intends to establish. YSMD LLC intends to form YSMD – Series 150 Panoramic, a series of YSMD, LLC, for the purpose of owning certain units held by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, the Company had $47,081 and $15,379 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of December 31, 2024 and 2023, the Company had $0 and $0 in accounts receivable, respectively.

Real Estate Assets

Real estate assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five (5) years for appliances, fifteen (15) years for leasehold improvements, and twenty-seven and half (27.5) years for the building.

The Company reviews the carrying value of real estate assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2024 and for the period from August 11, 2023 (inception) to December 31, 2023.

Purchase Deposit

Purchase deposits are deposits the Company has made on materials the Company intends to sell for an unrelated development project.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company's assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective at its inception. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Corrections to Previously Issued Financial Statements

The Company previously issued unaudited financial statements for the years ended December 31, 2024 and 2023. During the audits of such years, the Company identified various immaterial corrections to expenses and liabilities, which were corrected in these audited financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at December 31, 2024 and 2023 consist of the following:

	December 31, 2024	December 31, 2023
Building	$ 975,101	$ 975,101
Building improvement	111,503	83,658
Land	415,000	415,000
	1,501,604	1,473,759
Accumulated depreciation	(54,909)	(12,969)
Total real estate assets	$ 1,446,695	$ 1,460,790

Depreciation expenses totaled $41,940 for the year ended December 31, 2024 and $12,969 for the period from August 11, 2023 (inception) to December 31, 2023 (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

Mortgage Payable

In 2024, the Company entered into a loan agreement with East West Bank for $900,000. The debt proceeds were used solely to finance the development of the 150 Panoramic Way real estate project. The term loan was collateralized by the 150 Panoramic Way estate project and assignment of all rents from such project, and has the following payment structure:

- 36 monthly consecutive principal and interest payments of $6,018 each, beginning December 1, 2024, with subsequent payments due on the same day of each month. Interest is calculated on the unpaid principal balance at an initial discounted fixed rate of 6.950%.

- 23 monthly consecutive principal and interest payments, initially estimated at $6,787 each, beginning December 1, 2027. Interest is calculated on the unpaid principal balance using a variable rate based on the Wall Street Journal Prime Rate, as quoted in the "Money Rates" column of *The Wall Street Journal* (Western Edition), plus a margin of 0.250%. As of the note date, the Prime Rate is 8.000%, resulting in an initial variable interest rate of 8.250%. This rate is subject to applicable minimum and maximum rate limitations.

- One final principal and interest balloon payment of $859,001 is due on November 1, 2029, with interest calculated using the same variable rate terms as described above.

As of December 31, 2024 and 2023, accrued interest payable on this loan was $5,376 and $0, respectively.

For the year ended December 31, 2024 and for the period from August 11, 2023 (Inception) to December 31, 2023, interest expense on the loans totaled $13,930 and $0, respectively.

Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2025	$ 898,326	$ 9,208	$ 889,118
2026	889,118	8,958	880,159
2027	880,159	11,345	868,815
2028	868,815	8,906	859,909
2029	$ 859,909	$ 859,909	$ -

The loan balance is presented net of $5,537 of unamortized loan discounts as of December 31, 2024.

Loan Payable, Related Party

During the year ending December 2024, the Company borrowed a total of $1,350,000 from a related party. The $1,350,000 loan is unsecured, is non-interest bearing, and is considered payable on demand. As of December 31, 2024 and 2023, the loan had a balance of $1,350,000 and $0, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

In September 2023, the Company entered into an agreement with Collab CA, LLC ("Agent"), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 8% of gross receipts paid monthly in arrears for property management, a 30% markup on repair and maintenance cost, and a leasing commission of 75% of one month's rent is compensated to the Agent when a tenant successfully completes a lease with the Company, a renovation management fee of 8% of total capital improvement cost for renovation management, an acquisition fee of 2% of the contractual purchase price of the relevant property acquired, and a disposition fee of 2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

Effective January 1, 2024, the Company entered into an amendment to its agreement dated September 2023, with the Agent, whereas consideration the Company pays property management fees of 8% of gross revenue paid monthly in arrears for property management and 30% markup on the cost of repair and maintenance work; 8% of total capital improvements cost for renovation management paid in arrears in the month that capital improvements are incurred; 2% of the contractual purchase price of the relevant property acquired, paid within five (5) days after the purchase is completed; and 2% of total sales price when the asset is sold, paid within five (5) days after the sale is closed.

Leasing fees for the year ended December 31, 2024 and for the period from August 11 (inception) to December 31, 2023 amounted to $200 and $3,518, respectively. Management fees for the year ended December 31, 2024 and for the period from August 11 (inception) to December 31, 2023 amounted to $15,120 and $1,711, respectively.

Renovation management fees for the year ended December 31, 2024 and for the period from August 11 (inception) to December 31, 2023 amounted to $55,914 and $6,692, respectively. In addition, acquisition fees for the year ended December 31, 2024 and for the period from August 11 (inception) to December 31, 2023 amounted to $0 and $27,500, respectively, based on 2% of the contractual purchase of 150 Panoramic property.

As of December 31, 2024, the Company had related party payables of $94,593 to Collab CA LLC, $1,800 to Collab Living LLC, $1,329 to a management member of the Company, and related party receivables of $10,000 from Collabhome CA LLC and $59 from 2521 Regent Street LLC.

As of December 31, 2023, the Company had related party payables of $39,907 to Collab CA LLC and $32,545 to 2521 Regent Street LLC.

Collab CA LLC, Collab Living LLC, 2521 Regent Street LLC and Collabhome CA LLC are related parties of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company received a $1,350,000 loan from a related party in 2024, which remained outstanding in full as of December 31, 2024. See Note 4.

NOTE 6 – MEMBER'S EQUITY

During the year ended December 31, 2024, member contributions totaled $485,000 to the Company. In 2024, the Company distributed $896,560 to its member. As of December 31, 2024 the Company had $1,917,381 of contributed investment from its sole member

During the period ended December 31, 2023, member contributions totaled $1,432,381 to the Company. In 2023, the Company distributed $0 to its member. As of December 31, 2023, the Company had $1,432,381 of contributed investment from its sole member.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

NOTE 8 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $977,030 and has limited liquid assets to satisfy its obligations as they come due with cash of $47,081 against current liabilities of $1,480,520 as of December 31, 2024. The Company incurred net losses of $31,413 and $49,057 for the periods ended December 31, 2024 and 2023 and is reliant upon its Manager for continued funding of its cash flow needs. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and loans. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Securities Being Offered

The Company is intended to be acquired by YSMD - Series Panoramic Way, a series of YSMD, LLC.

Management's Evaluation

Management has evaluated subsequent events through July 29, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.